March 11, 2013

Via EDGAR

Attention: Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Armada Oil, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed February 21, 2013

File No. 333-185185

Dear Ms. Parker,

We serve as counsel to Armada Oil, Inc. (the “Company”) in connection with the preparation of the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Reference is hereby made to each of the comment letter dated March 7, 2013 (the “Comment Letter”). We have been authorized by the Company to submit this letter in response to the Comment Letter.

For ease of reference we have reproduced the comments from the Comment Letter below in bold, followed by the Company’s response. All capitalized but undefined terms used herein are intended to have the meaning set forth in the Form S-4. We note that, pursuant to the instructions in previous comment letters, we have ensured consistency of disclosure throughout the Registration Statement and the related proxy statement filed by Mesa Energy Holdings, Inc. and, where comments pertaining to the Registration Statement are applicable to the Mesa Energy proxy statement the corresponding changes have been made.

General

1. We note the correspondence dated February 8, 2013 submitted on your behalf by your counsel, Sierchio & Company, LLP. That correspondence requested that the Division of Corporation Finance “confirm…that, subject to the Company conducting the Private Placement in a manner consistent with the exemption from the registration requirement afforded by Section 4(2), or such other exemptions as the Company may rely upon, it will not recommend that the Commission take any enforcement action should the Company conduct the Private Placement.” As we discussed in a telephone conversation with counsel on February 14, 2013, integration questions involve factual issues which the staff is not in a position to resolve. As such, please be advised that we have not and will not express any view on the application of the securities laws in this matter. Refer to SEC Release No. 33-6253 (October 28, 1980).

Response:

The Company acknowledges the Staff’s comment that the Commission has not and will not express any view on the application of the securities laws pertaining to the matters set forth in our correspondence to you dated February 8, 2013.

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Division of Corporation Finance

Securities and Exchange Commission

March 11, 2013

Amendment No. 2 to Registration Statement on Form S-4

2. Please provide relevant updates with each amendment. As an example only, please update the compensation disclosure for each executive officer or director of Mesa who will serve as a director or executive officer of Armada to provide the information required by Item 402 of Regulation S-K with respect to Mesa’s fiscal year ended December 31, 2012. Please also refer to Item 18(a)(7)(ii) of Form S-4.

Response:

The Company has reviewed the Registration Statement and has updated the information therein as appropriate. In particular, the Registration Statement has been updated to include updated compensation disclosure for each executive officer or director of Mesa who will serve as a director or executive officer of the Company to provide the information required by Item 402 of Regulation S-K with respect to Mesa’s fiscal year ended December 31, 2012. As Mesa’s Annual Report on Form 10-K for the year ended December 31, 2012, is not due until March 31, 2013, we note, and have included a footnote in the Registration Statement to the effect that such information is based upon information that has not been audited. Additionally, the Registration Statement has been updated to include the number of issued and outstanding shares of each of Armada and Mesa as of the most recent practicable date and to reflect the amendment to the Purchase and Option Agreement entered into between the Company and TR Energy on March 5, 2013. For ease of review, we direct you to pages 13-14, 32, 54, 80-85, 88-89, 92, 96-97, 101, 129-132, 137 and 160-161.

The Acquisition, page 70

Background to the Acquisition, page 70

3. We note your response to comment 1 in our letter dated February 6, 2013. Please expand your summary of C.K. Cooper’s presentation to include all of the information required by Item 1015(b)(6) of Regulation M-A with respect to the findings of C.K. Cooper and the bases and methods for arriving at such findings. For example, where you refer on page 71 to the portion of the presentation relating to “certain comparative market valuations,” disclose the “inferred value of the combined entity” and explain in greater detail how that valuation was derived, including all material assumptions. Disclose the advisor’s criteria for selecting the five other companies compared. Finally, where you refer on page 71 to “the potential value of the combined entity twelve months after the proposed business combination closes,” disclose the potential valuation and disclose the amount of the “additional capital formation” assumed as part of that valuation. In the alternative, please tell us why you believe that such information is not required.

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Division of Corporation Finance

Securities and Exchange Commission

March 11, 2013

Response:

The summary of C.K. Cooper’s presentation has been expanded to address the examples provided by the Staff in comment #3 of the Comment Letter. As discussed in a telephonic conversation with the Commission on March 7, 2013, the Company is of the opinion that the summary of C.K. Cooper’s presentation, as now amended, includes all of the information required by Item 1015(b)(6) of Regulation M-A with respect to the findings of C.K. Cooper and the bases and methods for arriving at such findings.

Exhibits

Exhibit 5.1

4. We note that the revised legality opinion is limited to “Chapter 78 of the Nevada Revised Statutes,” and that the prior legality opinion instead made reference to the Nevada Revised Statutes. Please tell us why the limitation to Chapter 78 is appropriate. In the alternative, please obtain and file a revised legality opinion that clearly includes consideration of all applicable Nevada statutory provisions.

Response:

We note that our opinion as to the legality of the shares being issued pursuant to the terms of the Acquisition Agreement are governed by Chapter 78 of the Nevada Revised Statutes and, accordingly, such limitation to Chapter 78 is appropriate. Notwithstanding the foregoing, we have revised our opinion so that it clearly includes consideration of all applicable Nevada statutory provisions.

Exhibit 8.1

5. We note that the opinion includes a consent to the filing of the opinion as an exhibit to the registration statement. Please also obtain and file a consent from counsel to the prospectus discussion of the opinion and a consent to being named in the registration statement. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section IV.

Response:

The Company has obtained a revised opinion from Wilk Auslander LLP, tax counsel in which counsel consents to: (i) the filing of the tax opinion as an exhibit to the Registration Statement; (ii) the discussion of their opinion in the Registration Statement; and (iii) to the naming of their firm in the Registration Statement.

Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Division of Corporation Finance

Securities and Exchange Commission

March 11, 2013

The Company acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to further discuss this matter please don’t hesitate to contact me at (212) 246-3030.

Sincerely,

/s/ Joseph Sierchio

Joseph Sierchio

Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com